CARDIOVASCULAR SYSTEMS, INC.
1225 Old Highway 8 Northwest
Saint Paul, MN 55112
(651) 259-1600

April 22, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549
Attn:    Michael Fay
Brian Cascio

RE:     Cardiovascular Systems, Inc.
Form 10-K for the fiscal year ended June 30, 2021
Filed August 19, 2021
Response Dated February 17, 2022
File No.: 000-52082

Ladies and Gentlemen:

This letter is being transmitted by Cardiovascular Systems, Inc. (the “Company”) in response to a comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated April 11, 2022, relating to the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended June 30, 2021. The text of the Staff’s comment has been included in this letter in italics for your convenience.

Form 10-K for the fiscal year ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Information, page 39

1.We appreciate the information provided to us in response to prior comment 1. We believe that your adjustment to exclude the IPR&D charge from Adjusted EBITDA is inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include this adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Response:

In response to the Staff’s comment, the Company confirms that it will no longer include the adjustment for the IPR&D charge in any non-GAAP financial measures presented by the Company.

Please advise us if we can provide any further information or assistance. You may direct any further comments or questions regarding this response letter to me at (651) 259-1635 or via email at jpoints@csi360.com.

Very truly yours,

/s/ Jeffrey S. Points

Jeffrey S. Points
Chief Financial Officer

cc: Alexander Rosenstein, General Counsel, Cardiovascular Systems, Inc.
Christopher J. Melsha, Fredrikson & Byron, P.A.